Contact

www.linkedin.com/in/chris-brown-hall-530a62ba (LinkedIn)

Top Skills

Healthcare

Leadership

Team Building

Certifications

CRC

Chris Brown-Hall

Healthcare Business Co-Founder | Certified Executive Coach | Leadership Consultant

Buffalo, New York, United States

Summary

Since August 2000, I have been an Owner and Administrator of Allwel - a home health care agency providing services to the aging as well as individuals with traumatic brain injury. I possess over 30 years of experience in the health care and human services industries, previously working with individuals with developmental disabilities and substance abuse populations. My passion lies in assisting individuals/families in their efforts to build and maintain their maximum level of independence. As an Owner, I take great pride in the amazing team of skilled and dedicated staff that I work with every day, and in their commitment to providing superior service to each and every client of Allwel.

Experience

CareNgen LLC

Co-Founder

September 2024 - Present (1 year 8 months)

Buffalo, NY

CareNxtGen LLC is a mission-driven elder tech startup helping individuals and families navigate the complexities of caring for older adults — while transforming how the senior care industry engages and serves them.

By combining expert knowledge, smart technology, guided workflows, and collaboration tools, we enhance decision-making, build trust, streamline access to quality care, and improve outcomes for everyone involved.

We're tackling a massive, deeply personal challenge — one that will take a village to solve. We welcome connections and introductions to mission-aligned investors, care service providers, and public agencies who share our commitment to changing the narrative on aging and the experience of natural caregiving.

PintoHall Leadership, LLC
Executive Coach and Leadership Development Consultant
2023 - Present (3 years)

Allwel
Co-Owner/Chief Culture Officer
August 2000 - Present (25 years 9 months)
Greater New York City Area/Buffalo, NY

Education

Master of Arts (M.A.), Certified Rehabilitation Counseling · (1996 - 1997)